EQUITABLE FINANCIAL LIFE INSURANCE COMPANY,

domiciled in New York

ENHANCED UPSIDE SEGMENT OPTION RIDER

This Rider is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider that are applicable to Enhanced Upside Segments which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company, “you” and “your” mean the Owner and “Rider” means this Rider.

This Rider is effective immediately.

The following is added to the definition of Segment Rate of Return:

SECTION [2.01(n)] SEGMENT RATE OF RETURN

For the Enhanced Upside Segment Option, your Segment Rate of Return on the Segment Maturity Date is determined as shown below. The Participation Rate for this Segment Option is generally higher compared to other Segment Options offered with the same Index, Segment Duration, and Segment Buffer.

If the Index Performance Rate:	Then the Segment Rate of Return will be:
When multiplied by the Participation Rate is positive	Equal to the lesser of the (1) Index Performance Rate multiplied by the Participation Rate[, minus the cumulative Contract Fee] or (2) Performance Cap Rate[, minus the cumulative Contract Fee]
Is between zero and the Segment Buffer, inclusive of both	Equal to 0%[, minus the cumulative Contract Fee]
Is more negative than the Segment Buffer	Negative, to the extent the percentage decline exceeds the Segment Buffer[, minus the cumulative Contract Fee]

The following is added to the Segment Interim Value section:

SECTION [2.04] SEGMENT INTERIM VALUE

For the Enhanced Upside Option, at the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives is calculated using an option pricing model for valuing several different hypothetical options: (1) buying an At-the-Money Call Option, (2) selling an Out-of-the-Money Call Option, and (3) selling an Out-of-the-Money Put Option.

“At-the-Money Call Option” gives the right to buy the relevant Index equal to the Segment Investment multiplied by the Participation Rate on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date.

“Out-of-the-Money Call Option” gives the right to buy the relevant Index equal to the Segment Investment multiplied by the Participation Rate on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date increased by the (Performance Cap Rate divided by the Participation Rate).

“Out-of-the-Money Put Option” gives the right to sell the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date decreased by the Segment Buffer.

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RIDER CHARGE

There is no charge for this Rider.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

[	[

Mark Pearson,	José Ramón González
Chief Executive Officer]	Chief Legal Officer and Secretary]

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